
REVENUE LOAN AGREEMENT
(Promissory Note)


Date of Loan: [EFFECTIVE DATE]

Amount of Loan: $ [AMOUNT]

City and State of Lender: [CITY, STATE]

Payment Start Date: [FIRST PAYMENT]

For value received ASLEDU,LLC (the "***Borrower***" or the "***Company***"), hereby promises to pay to the order of [INVESTOR NAME] ("***Lender***"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1.   **Definitions**.

(a)   "***Gross Revenues***" means all of the Borrower's cash receipts, from all sales of any kind, including prepaid licenses, without any deduction or offset of any kind.

(b)   "***Lenders***" means all of the purchasers of Notes in the crowdfunding offering of which this Note is a part.

(c)   "***Measurement Period***" means the period of time with respect to which a payment is made.

(d)   "***Note***" means this Note. "***Notes***" means all of the Notes issued in the crowdfunding offering of which this Note is a part.

(e)   "***Payment Start Date***" means the date specified above, except in the case of a Permitted Deferral.

(f)   "***Permitted Deferral***" is defined in Section 3.1(a) hereof.

(g)   "***Pro-Rata Share***" or a Lender's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Notes issued to such Lender, and the denominator of which is the total amount of the Notes issued in this

1

offering.

(h) **"*Repayment Amount*"** means amount that is 1.5x the amount of the Loan.

(i) **"*Revenue Percentage*"** means 5.0%. All Lenders in the offering who invest the same amount will receive the same Revenue Percentage based on the amount of their Loans.

2. **Basic Terms**.

(a) **Group of Revenue Loans**. This Loan is issued as part of a group of identical loans issued to a number of lenders in the offering.

(b) **When Paid in Full**. The loan will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.

(c) **Interest Rate.** The interest rate on this Loan is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.

3. **Payments.**

(a) **Annual Payments**. Beginning on the Payment Start Date, Borrower shall make annual payments to the Lender until the Repayment Amount is repaid in full; *provided, however*, that at any time the Company may defer 2 of such payments upon notice to Lender (each, a "***Permitted Deferral***").

(b) **Amount of Each Payment**. The amount of each payment shall be the product of the Revenue Percentage and the Gross Revenues from the Measurement Period ended immediately prior to the payment date.

(c) **Timing of Payment**. The Borrower will make the payment to the Lender hereunder or Wefunder Inc. (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.

(d) **Order of Application of Payments**. All payments under this Agreement shall be applied to reduce the Repayment Amount.

(e) **Place of Payment.** All amounts payable hereunder shall be payable at the office of Wefunder, Inc., c/o Lender,___[Investor Name]_____, or payable directly to Lender at Lender's designated address, as indicated on their Wefunder profile. Borrower has sole discretion as to whether it makes payment to Wefunder, Inc. for distribution to Lender or makes payment directly to Lender. If Borrower chooses to send payment to Wefunder, Inc., then Wefunder, Inc. is responsible for disbursing the appropriate payment to Lender on behalf of Borrower.

(f) **Pro Rata Payments**. All payments will be made pro rata among all of the Lenders.

4. **Prepayment**. The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Lenders based on the amount of their Loans to the Borrower.

5. **Characterization of Investment**. The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6. **Sharing of Payments.** If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro-Rata Share of such payments, the Lender shall remit the excess amount to Wefunder to be shared ratably with the other lenders.

7. **Secured Note.** To secure payment of all amounts due under this Note, Borrower grants Lender a security interest in all of ASLEDU, LLC's property, now existing or hereafter arising, including all accounts, inventory, equipment, general intangibles, financial assets, investment property, securities, deposit accounts, and the proceeds thereof. Borrower authorizes Lenders to file a financing statement to perfect this security interest. In the event that the Company ceases to operate for any reason, the Lenders' recourse regarding any unpaid amounts owed under the Note at the time cessation of the Company is limited to liquidating Company's remaining property, including any accounts, inventory, equipment, general intangibles, financial assets, investment property, securities, deposit accounts, and the proceeds thereof, and distributing them to each of the Lenders on a pro rata basis. This paragraph in no way give the Lenders a secured interest in any personal property of any owner, shareholder, member, agent, or employee of the Company.

8. **Company Representations**

(a) The Company is a Limited Liability Company duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this

instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or

        (c)   by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(d) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company (except for any liens arising under the Notes) or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(e) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

9. **Lender Representations**

(a) The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) If the Lender has checked the box next to "Accredited Investor" on the signature page, the Lender represents that he, she or it is an accredited lender as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Lender has checked the box next to "Unaccredited Investor" on the signature page, the Lender represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Lender has been advised that this Note has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Lender is purchasing this Note for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. The Lender has such knowledge and experience in financial and business matters that the Lender is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

10. **Default.** Each of the following events shall be an "***Event of Default***" hereunder:

(a) Other than with respect to a Permitted Deferral, Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within thirty (30) business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within thirty (30) business days thereafter;

(b)   Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

(c)   An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law. In the event that the Company ceases to operate for any reason, and results in the occurrence of an Event of Default, the Lenders' recourse regarding any unpaid amounts owed under the Note at the time cessation of the Company is limited to liquidating Company's remaining property, including any accounts, inventory, equipment, general intangibles, financial assets, investment property, securities, deposit accounts, and the proceeds thereof, and distributing them to each of the Lenders on a pro rata basis. This paragraph in no way entitles the Lenders a right to any personal property of any owner, shareholder, member, agent, or employee of the Company other than those rights which Lenders are entitled to through any applicable law.

11.   Parity with Other Notes. The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

12.   Fee Shifting Provision. Should either party to this Promissory Note initiate any action against the other, the prevailing party shall be entitled to recover all costs incurred by it, including such party's reasonable attorney fees and costs.

13.   Amendments. Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower and the holders of a majority in principal of the Repayment Amounts of all Notes.

14.   Notice. Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

15.   Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Illinois, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

16. **Successors and Assigns**. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole, without the consent of the Lender, in connection with a reincorporation to change the Company's jurisdiction of formation and/or a reorganization to change the Company from a limited liability company to a corporation. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

17.   **No Other Rights**. Except as set forth herein, the Lender is not entitled, as a holder of this instrument, to any additional rights, including, but not limited to, the right to vote or receive dividends or be deemed the holder of capital stock or other equity of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Borrower or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

18.   **Tax Withholding**. Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

19.   **Not Effective Until Acceptable by Borrower**. This Agreement is not effective until the Borrower has accepted the Lender's subscription.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

COMPANY:

Asledu, LLC

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

INVESTOR:

[INVESTOR NAME]

Investor Signature

By: By:

Name: [Investor Name]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited